UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission file number 000-56607

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan – Supplement A

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Global SA
Route de Florissant 13
1206 Geneva, Switzerland
(Address of registered office and principal executive office)

1391 Timberlake Manor Parkway
Chesterfield, Missouri 63017
(Address of corporate headquarters)

REQUIRED INFORMATION
1.Not applicable
2.Not applicable
3.Not applicable
4.The Bunge Savings Plan - Supplemental A (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Pursuant to Section 103(c) of ERISA and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants. Attached hereto is a copy of the Plan's Summary Annual Report and Schedule I to the Form 5500.

FORM 5500 SCHEDULE I AND SUMMARY ANNUAL REPORT

SCHEDULE I (Form 5500)	Financial Information—Small Plan	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).	2024
Department of Labor Employee Benefits Security Administration	▸ **File as an attachment to Form 5500.**	**This Form is Open to Public Inspection.**
Pension Benefit Guaranty Corporation		

For calendar plan year 2024 or fiscal plan year beginning 01/01/2024 and ending 12/31/2024

A Name of plan
BUNGE SAVINGS PLAN - SUPPLEMENTAL PLAN A

B Three-digit plan number (PN) ▸ 219

C Plan sponsor's name as shown on line 2a of Form 5500
Bunge North America, Inc.

D Employer Identification Number (EIN)
13-4977260

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		**(a)** Beginning of Year	**(b)** End of Year
a Total plan assets	1a	4,722,555	5,837,538
b Total plan liabilities	1b	0	0
c Net plan assets (subtract line 1b from line 1a)	1c	4,722,555	5,837,538

2 Income, Expenses, and Transfers for this Plan Year:		**(a)** Amount	**(b)** Total
a Contributions received or receivable:			
(1) Employers	2a(1)	5,294	
(2) Participants	2a(2)	401,969	
(3) Others (including rollovers)	2a(3)	243,507	
b Noncash contributions	2b	0	
c Other income	2c	634,238	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		1,285,008
e Benefits paid (including direct rollovers)	2e	163,263	
f Corrective distributions (see instructions)	2f	0	
g Certain deemed distributions of participant loans (see instructions)	2g	0	
h Administrative service providers (salaries, fees, and commissions)	2h	6,762	
i Other expenses	2i	0	
j Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		170,025
k Net income (loss) (subtract line 2j from line 2d)	2k		1,114,983
l Transfers to (from) the plan (see instructions)	2l		0

3 Specific Assets: If the plan held assets at any time during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	
c Real estate (other than employer real property)	3c		X	
d Employer securities	3d		X	
e Participant loans	3e	X		147,329

For Paperwork Reduction Act Notice, see the Instructions for Form 5500. **Schedule I (Form 5500) 2024**
v. 240311

Schedule I (Form 5500) 2024 Page **2 - 1**

			Yes	No	Amount
3f	Loans (other than to participants)........	3f		X	
g	Tangible personal property........	3g		X	

Part II Compliance Questions

			Yes	No	Amount
4	**During the plan year:**				
a	Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected (See instructions and DOL's Voluntary Fiduciary Correction Program.)........	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance........	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?........	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)........	4d		X	
e	Was the plan covered by a fidelity bond?........	4e	X		25,000,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?........	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?........	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?........	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?........	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?........	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement.(See instructions on waiver eligibility and conditions.)........	4k	X		
l	Has the plan failed to provide any benefit when due under the plan?	4l	X		1,774
m	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR, 2520.101-3.)........	4m		X	
n	If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3........	4n		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? ☐ **Yes** ☒ **No**

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	**5b(2)** EIN(s)	**5b(3)** PN(s)

5c Was the plan a defined benefit plan covered under the PBGC insurance program at any time during this plan year? (see ERISA section 4021 and instructions.)........ ☐ Yes ☐ No ☐ Not determined

If "Yes" is checked, enter the My PAA confirmation number from the PBGC premium filing for this plan year________________.

Summary Annual Report

For BUNGE SAVINGS PLAN - SUPPLEMENTAL PLAN A

This is a summary of the annual report Form 5500 Annual Return/Report of Employee Benefit Plan for BUNGE SAVINGS PLAN - SUPPLEMENTAL PLAN A, Employer Identification Number 13-4977260, Plan No. 219 for the period January 01, 2024 through December 31, 2024. The Form 5500 annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA). Your plan is a Single-Employer defined contribution plan, which include the following characteristic(s) of 401(k), Default Investment Account, Directed Brokerage Accounts, ERISA Section 404(c), Participant-Directed, Pre-Approved Pension Plan.

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $170,025. These expenses included $6,762 in administrative expenses and $163,263 in benefits paid to participants and beneficiaries. A total of 255 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $5,837,538, as of December 31, 2024 compared to $4,722,555 as of January 01, 2024. During the plan year, the plan experienced an increase in its net assets of $1,114,983. This increase includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,285,008, including employer contributions of $5,294, employee contributions of $401,969, other contributions of $243,507, and earnings from investments of $634,238.

Information Regarding Plan Assets

The U.S. Department of Labor's regulations require that an independent qualified public accountant audit the plan's financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning 2024 and therefore has not had an audit performed. Instead, the following information is provided to assist you in verifying that the assets reported on the Form 5500 were actually held by the plan.

Fidelity Management Trust Company is a regulated financial institution and as of end of the plan year the plan held assets totaling $5,837,538. The plan receives year-end statements from this regulated financial institution that confirms the above information.

Plan participants and beneficiaries have a right, on request and free of charge, to get copies of the financial institution year-end statements and evidence of the fidelity bond. If you want to examine or get copies of the financial institution year-end statements or evidence of the fidelity bond, please contact Bunge North America, Inc., 1391 Timberlake Manor Parkway , Chesterfield, MO 63017, 314-292-2383.

If you are unable to obtain or examine copies of the regulated financial institution statements or evidence of the fidelity bond, you may contact the regional office of the U.S. Department of Labor's Employee Benefits Security Administration (EBSA) for assistance by calling toll-free 1.866.444.EBSA (3272). A listing of EBSA regional offices can be found at https://www.dol.gov/agencies/ebsa.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at https://www.dol.gov/agencies/ebsa under the heading "Frequently Asked Questions."

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. financial information;

2. information regarding any Common/Collective Trust, Pooled Separate Accounts, Master Trusts, or 103-12 Investment Entities;

To obtain a copy of the full annual report, or any part thereof, write or call Bunge North America, Inc., 1391 Timberlake Manor Parkway , Chesterfield, MO 63017, 314-292-2383.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the Plan Administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan at Bunge North America, Inc., 1391 Timberlake Manor Parkway , Chesterfield, MO 63017, and at the U.S. Department of Labor in Washington, D.C. or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210. The annual report is also available online at the Department of Labor website www.efast.dol.gov.

The information contained herein has been provided by the Plan Administrator.

749777.7.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan – Supplement A has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan – Supplement A

Date: June 24, 2025	By:	/s/ Lisa Ware-Alexander
Lisa Ware-Alexander
Plan Administrator